FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 18, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

August 18, 2006

On August 18, OAO Tatneft issued the following press-release:

OAO Tatneft notifies the New York Stock Exchange of its intention to delist its securities

18 August 2006

Today OAO Tatneft (NYSE: TNT; LSE: ATAD) (the "Company") notified the New York
Stock Exchange (the "NYSE") of its determination to withdraw the ordinary shares of the Company (the "Ordinary Shares") and American Depositary Shares
representing them (the "ADSs", and together with the Ordinary Shares, the "
Company's securities") from listing on the NYSE.  The Company expects to file
Form 25 with the U.S. Securities and Exchange Commission (the "SEC") to withdraw the Company's securities from listing on the NYSE on or about September 4th,
2006.

The delisting from the NYSE was approved by the Board of Directors of the
Company on June 30th, 2006, and a copy of the relevant resolution of the Board of Directors was furnished to the SEC on Form 6-K on June 30th, 2006.

As announced by the Company in its press-release of June 26th, 2006, the decision to delist from the NYSE and, when circumstances permit, to terminate the registration with the SEC had been taken following a review of the
appropriateness of maintaining multiple international listings.   The Company is
the only major Russian issuer to have a listing in both London and New York.
Given the increase in recent years in costs associated with the registration of the Company's securities with the SEC, a decision was made to concentrate international trading of the Company's equity securities in London.

Following the delisting from the NYSE, the ADSs (redesignated as Global
Depositary Receipts) will continue to trade on the London Stock Exchange and the
Ordinary Shares will continue to trade on the major Russian stock exchanges
(MICEX and RTS).  The Company has not arranged for listing and/or registration of the Company's securities on another U.S. securities exchange or for quotation of the Company's securities on any other quotation medium in the United States.

For additional information, please contact:

Media

UK      Greg Quine
        Jon Simmons
        Andrew Dowler
        Financial Dynamics, London
        +44 (20) 7831 3113

USA     Brian Maddox
        Greg Jawski
        Financial Dynamics, New York
        +1 (212) 850 5600

Russia  Michael Guerin
        Financial Dynamics, Moscow
        +7 (495) 795 0623

Investor Relations

Vladlen Voskoboinikov
Vasily Mozgovoi
OAO Tatneft
+7 (495) 980 5226

Important disclaimer:

This document contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are identified by the words "expects," "intends," "will," "seeks," "
plans," "proposes," "anticipates" and similar expressions.  Forward-looking statements are based on current plans, estimates and projections.  A number of factors could cause actual results or outcomes to differ materially from those expressed in or implied by the forward-looking statements, including the risk of legal or regulatory action that may delay amendment of the Deposit Agreement, termination of registration of the Company's ordinary shares with the SEC or other proposed measures described in this press release, the risk that trading in the Company's securities may not develop as currently expected, as well as the risks described in the documents that the Company has filed with the SEC, including the Annual Report on Form 20-F for 2004 as filed with the SEC on the date of this press release.  Investors and security holders can obtain a free copy of documents that the Company has filed with the SEC at www.sec.gov.
Forward-looking statements speak only as of the date they are made, and the
Company does not undertake any duty to update or revise forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   August 18, 2006